Exhibit 4.2

TUYA INC.

Number	Class A Ordinary Shares

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into

(i) 600,000,000 Class A Ordinary Shares of a par value of US$0.00005 each,

(ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.00005 each, and

(iii) 200,000,000 shares of a par value of US$0.00005 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

THIS IS TO CERTIFY THAT                                         is the registered holder of                     Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the              day of                         by:

DIRECTOR     ___________________________________